EXHIBIT 99.1

CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS

The tables below set forth Bank of Montreal’s consolidated ratios of earnings to fixed charges, based on financial information calculated in accordance with International Financial Reporting Standards (IFRS), for the years ended October 31, 2017 and 2016:

	Year Ended October 31
	2016	2017
Excluding Interest on Deposits	4.35	4.26
Including Interest on Deposits	2.22	2.11

The tables below set forth Bank of Montreal’s consolidated ratios of earnings to fixed charges and preferred dividends, based on financial information calculated in accordance with IFRS, for the years ended October 31, 2017 and 2016:

	Year Ended October 31
	2016	2017
Excluding Interest on Deposits	3.93	3.82
Including Interest on Deposits	2.13	2.03

Certain comparative figures have been reclassified to conform with the current year’s presentation.